July 15, 2008
Mr. Michael C. Volley
Division of Corporation Finance, Mail Stop 4561
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	National City Corporation
Preliminary Schedule 14A, filed May 12, 2008
Form 10-Q for Quarter Ended March 31, 2008
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 001-10074
Gentlemen:
Attached to this letter, please find the additional information you requested on our response to your comment letter dated July 3, 2008 related to our Preliminary 14A filed May 12, 2008, Form 10-Q for the quarter ended March 31, 2008 and Form 10-K filing for the fiscal year ended December 31, 2007.
Management of National City Corporation acknowledges its responsibility for the adequacy and accuracy of the disclosures in our Preliminary Schedule 14A, Form 10-Q, and Form 10-K filings. We understand that comments from the SEC staff, and changes to the disclosures that we may make in response to the staff’s comments, do not prohibit the Commission from taking any action with respect to our filing. We acknowledge that we may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you wish to discuss any of these matters further, please feel to contact either myself, at (216) 222-2262, or Thomas Richlovsky, Principal Accounting Officer, at (216) 222-8063.
Sincerely,

Jeffrey D. Kelly
Vice Chairman and Chief Financial Officer
cc: Mr. Kevin Vaughn
Ms. Stephanie Hunsaker

National City Corporation
Comment Letter dated July 3, 2008
Form 10-K
General
1.	As discussed, the whole loan market was our principal market for the sale of broker-sourced home equity loans and lines of credit. In our experience, market participants would typically utilize a discounted cash flow model to value such loans similar to the one we use to value these loans. The key inputs to this model are the loan’s coupon, purchaser’s funding cost, age, prepayment rate, forecasted credit losses and discount rate. The inputs utilized in our model were selected consistent with our best estimates of market participants’ views at each valuation date. The operation of our model and its inputs had previously been validated against actual bids received from market participants in previously completed trades.

2.	We will add the following disclosure to our second quarter 10-Q to describe our income recognition policy on transferred loans:
Loans transferred from held for sale to portfolio are recorded at the lower of cost or market at the date of transfer. Any fair value adjustment on the transferred loans, other than that attributable to credit impairment, is subsequently amortized into net interest income using the interest method. To the extent any of the transferred loans are subsequently classified as nonaccrual, amortization is ceased. Any credit impairment recognized on the loans at the date of transfer is subsequently evaluated for adequacy in conjunction with the determination of the allowance for loan losses. If such analysis shows that the initial credit impairment on the transferred loans is not sufficient to absorb currently estimated credit losses, an allowance for loan losses is established by recording a provision for loan losses. Recoveries of the credit impairment recorded on the date of transfer are not recognized until write-off, paydown or maturity of the loans.